Teva Announces European Medicines Agency (EMA) Confirms Successful Validation of Reslizumab
Marketing Authorization Application

Jerusalem, July 28, 2015 – Teva Pharmaceutical Industries Ltd., (NYSE: TEVA) today announced that it has successfully filed a Marketing Authorization Application (MAA) with the European Medicines Agency (EMA) for reslizumab. Reslizumab is a humanized anti-interleukin-5 (IL-5) monoclonal antibody (mAb) for the treatment of inadequately controlled asthma in adult patients with elevated blood eosinophils, despite an inhaled corticosteroid (ICS)-based regimen.

“Uncontrolled asthma remains a serious challenge for patients and healthcare professionals despite the availability of standard of care treatment,” said Dr. Michael Hayden, President of Global R&D and Chief Scientific Officer at Teva Pharmaceutical Industries Ltd. “There is a tremendous need for targeted new medicines. Clinical trials have shown that reslizumab significantly reduced the rate of asthma exacerbations and improved lung function in a specific group of patients with elevated eosinophil levels. This group of patients’ asthma was poorly controlled despite being on a standard treatment regimen. The successful filing of the MAA for reslizumab means that this patient population, which often experiences the most severe symptoms, is now one step closer to a new targeted treatment option in Europe.”

The MAA for reslizumab includes data from Teva’s Phase III BREATH clinical trial program. The program consisted of four separate placebo-controlled Phase III trials specifically designed to include a targeted population of 1,700 adult and adolescent asthma patients with elevated blood eosinophils, whose symptoms were inadequately controlled with inhaled corticosteroid-based therapies. Results from these studies demonstrated that reslizumab, compared to placebo, reduced asthma exacerbation rates by at least half (50-60 percent) and provided significant improvement in lung function, quality of life and other secondary measures of asthma control as add-on therapy. Common adverse events in the reslizumab treatment group were comparable to placebo and included worsening of asthma, nasopharyngitis, upper respiratory infections, sinusitis, influenza and headache. Two anaphylactic reactions were reported and resolved following medical treatment at the study site.

“Through the development of novel molecules and inhaler devices, Teva is committed to delivering innovations in asthma care that help patients achieve improved asthma outcomes and quality of life,” said Rob Koremans, MD President and CEO of Teva Global Specialty Medicines. “We are delighted with this successful filing for reslizumab, which, if approved, will broaden and strengthen our respiratory offering and provide a much-needed new treatment for an underserved patient group.”

A final decision from the EMA on reslizumab is anticipated in the second half of 2016. A Biologics License Application (BLA) for reslizumab was also accepted by the U.S. Food and Drug Administration (FDA) in June 2015, with FDA Regulatory Action expected in March 2016.

About Reslizumab

Reslizumab is an investigational humanized monoclonal antibody developed to target interleukin-5 (IL-5). IL-5 is a key cytokine shown to play a crucial role in the maturation, activation and survival of eosinophils, which are a type of white blood cell that are present at elevated levels in the lungs and blood of many asthmatics. Evidence shows that eosinophils play an active role in the pathogenesis of the disease. Increased levels of eosinophils in the sputum and blood have been shown to positively correlate with disease severity and increased risk of asthma exacerbations. Reslizumab acts by binding circulating IL-5 and preventing IL-5 from interacting with its receptor.

About Asthma

Asthma is a chronic (long term) disease usually characterized by airway inflammation and narrowing of the airways, the severity and prognosis of which can vary over time. Asthma may cause recurring periods of wheezing (a whistling sound when you breathe), chest tightness, shortness of breath and coughing that often occurs at night or early in the morning. Without appropriate treatment, asthma symptoms may become more severe and result in an asthma attack, which can lead to hospitalization and, in extreme cases, even death.

About Teva

Teva Pharmaceutical Industries Ltd. (NYSE and TASE: TEVA) is a leading global pharmaceutical company that delivers high-quality, patient-centric healthcare solutions to millions of patients every day. Headquartered in Israel, Teva is the world’s largest generic medicines producer, leveraging its portfolio of more than 1,000 molecules to produce a wide range of generic products in nearly every therapeutic area. In specialty medicines, Teva has a world-leading position in innovative treatments for disorders of the central nervous system, including pain, as well as a strong portfolio of respiratory products. Teva integrates its generics and specialty capabilities in its global research and development division to create new ways of addressing unmet patient needs by combining drug development capabilities with devices, services and technologies. Teva’s net revenues in 2014 amounted to $20.3 billion. For more information, visit www.tevapharm.com.

Teva’s Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:

This release contains forward-looking statements, which are based on management’s current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to develop and commercialize additional pharmaceutical products; competition for our innovative products, especially Copaxone® (including competition from orally-administered alternatives, as well as from potential purported generic equivalents) and our ability to migrate users to our 40 mg/mL version; the possibility of material fines, penalties and other sanctions and other adverse consequences arising out of our ongoing FCPA investigations and related matters; our ability to achieve expected results from the research and development efforts invested in our pipeline of specialty and other products; our ability to reduce operating expenses to the extent and during the timeframe intended by our cost reduction program; our ability to identify and successfully bid for suitable acquisition targets or licensing opportunities, or to consummate and integrate acquisitions; the extent to which any manufacturing or quality control problems damage our reputation for quality production and require costly remediation; increased government scrutiny in both the U.S. and Europe of our patent settlement agreements; our exposure to currency fluctuations and restrictions as well as credit risks; the effectiveness of our patents, confidentiality agreements and other measures to protect the intellectual property rights of our specialty medicines; the effects of reforms in healthcare regulation and pharmaceutical pricing, reimbursement and coverage; governmental investigations into sales and marketing practices, particularly for our specialty pharmaceutical products; adverse effects of political or economic instability, major hostilities or acts of terrorism on our significant worldwide operations; interruptions in our supply chain or problems with internal or third-party information technology systems that adversely affect our complex manufacturing processes; significant disruptions of our information technology systems or breaches of our data security; competition for our generic products, both from other pharmaceutical companies and as a result of increased governmental pricing pressures; competition for our specialty pharmaceutical businesses from companies with greater resources and capabilities; the impact of continuing consolidation of our distributors and customers; decreased opportunities to obtain U.S. market exclusivity for significant new generic products; potential liability in the U.S., Europe and other markets for sales of generic products prior to a final resolution of outstanding patent litigation; our potential exposure to product liability claims that are not covered by insurance; any failure to recruit or retain key personnel, or to attract additional executive and managerial talent; any failures to comply with complex Medicare and Medicaid reporting and payment obligations; significant impairment charges relating to intangible assets, goodwill and property, plant and equipment; the effects of increased leverage and our resulting reliance on access to the capital markets; potentially significant increases in tax liabilities; the effect on our overall effective tax rate of the termination or expiration of governmental programs or tax benefits, or of a change in our business; variations in patent laws that may adversely affect our ability to manufacture our products in the most efficient manner; environmental risks; and other factors that are discussed in our Annual Report on Form 20-F for the year ended December 31, 2014 and in our other filings with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and we assume no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

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